E: Lou@bevilacquapllc.com

T: 202.869.0888 (ext. 100)

W: bevilacquapllc.com

June 20, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Aliya Ishmukhamedova

Matthew Derby

Re:	Asset Entities Inc.

Registration Statement on Form S-1

Filed June 7, 2024

File No. 333-280020

Ladies and Gentlemen:

On behalf of our client, Asset Entities Inc. (the “Company”), we hereby submit the response thereof to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated June 13, 2024, providing such comment on the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the filing of this letter, we have filed an amendment on Form S-1/A to the Registration Statement, which incorporates our changes as indicated below made in response to the Staff’s comment.

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us,” and “our” refer to the Company.

Registration Statement on Form S-1

General

1.	We note that you are registering the resale of 7,594,521 of the shares of Class B Common Stock issuable upon the conversion of a variable amount of the 165 Series A Preferred Stock issued to Ionic Ventures, LLC in connection with a securities purchase agreement dated May 24, 2024, and that it represents the first of two expected transactions. Given the size and nature of the resale offering relative to the outstanding shares of common stock held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Please provide us with your detailed legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of the Securities Act rather than a primary offering in which the selling shareholder is acting as an underwriter selling on your behalf. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, we have reduced the number of shares of the Company’s Class B Common Stock, $0.0001 par value per share (“Class B Common Stock”), being registered for resale to 1,934,469 shares of Class B Common Stock, representing approximately one-third of the outstanding shares of common stock, $0.0001 par value per share, of the Company which are held by non-affiliates.

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1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG.2

If you would like to discuss our response to the Staff’s comment or any other matters related to the Registration Statement, please contact Louis A. Bevilacqua at 202-869-0888 (ext. 100).

Sincerely,

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua
Bevilacqua PLLC

cc: Matthew Krueger, Chief Financial Officer